UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Spruce Biosciences, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

85209E 109

(CUSIP Number)

HealthCap VIII, L.P.

Represented by HealthCap VI GP S.A.

23 Avenue Villamont

Lausanne, Switzerland CH-1005

+4121 614 3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 7, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 85209E 109	13D

1	Names of Reporting Persons HealthCap VIII, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds WC
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,685,621
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,685,621
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,685,621
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.9%
14	Type of Reporting Person PN

CUSIP No. 85209E 109	13D

1	Names of Reporting Persons HealthCap VIII GP LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 3,685,621
	8	Shared Voting Power 0
	9	Sole Dispositive Power 3,685,621
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,685,621
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.9%
14	Type of Reporting Person PN

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby amended and restated as follows:

This Amendment No. 2 to the Schedule 13D filed on December 18, 2020 (as amended, this “Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Spruce Biosciences, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 611 Gateway Boulevard, Suite 740, South San Francisco, CA 94080.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by the following persons (each a “Reporting Person” and together the “Reporting Persons”):

1.	HealthCap VIII, L.P., a Delaware limited partnership (the “Fund”); and

2.	HealthCap VIII GP LLC, a Delaware limited liability company (the “GP”), which is the sole general partner of the Fund.

The address of the Fund c/o HealthCap VI GP S.A., 23 Avenue Villamont, Lausanne, Switzerland CH 1005 and the address of the GP is 101 Main Street 12th Floor, Suite 1220, Cambridge, MA 02142. The principal business of the Reporting Persons and the Managers is venture capital investment focused on the health care sector.

This amendment to the Schedule 13D adds the GP as a reporting person and removes HealthCap VIII GP S.A., the Fund’s former general partner, as a reporting person.

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, neither of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13D as Exhibit 4, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b): The information set forth in rows 7 through 13 of the cover pages to this Schedule 13D is incorporated by reference. The percentage set forth in row 13 is based on 40,710,692 outstanding shares of Common Stock as of November 9, 2023, as reported in the Issuer’s Form 10-Q filed on November 13, 2023, and after giving effect to the issuance of 708,000 additional shares that would be issued upon the exercise of the warrants purchased by the Reporting Persons pursuant to the Securities Purchase Agreement (as described below in Item 6).

The Fund directly holds 2,977,621 shares of Common Stock and warrants exercisable for 708,000 shares of Common Stock. The GP is the general partner of the Fund. The GP has delegated voting and dispositive power over the shares held by the Fund to HealthCap VI GP S.A., a Swiss registered company (“HealthCap VI”). Vanessa Malier and Thomas Ramdahl are each directors of the GP. Fabrice Bernhard is the General Manager of HealthCap VI, and Dag Richter, François Kaiser and Daniel Schafer are each Directors of HealthCap VI (together, the “Managers”).

(c) The Reporting Persons have not effected any transaction in the shares of Common Stock of the Issuer during the past 60 days.

(d) Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is amended and supplemented to add the following:

Exhibit 4 Joint Filing Agreement, dated as of March 7, 2024

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2024

HEALTHCAP VIII, L.P.

By:	HealthCap VIII GP LLC, its general partner By: HealthCap VI GP SA, its investment manager

By:	/s/ Dag Richter
Name:	Dag Richter
Title:	Director

By:	/s/ Fabrice Bernhard
Name:	Fabrice Bernhard
Title:	General Manager

HEALTHCAP VIII GP LLC

By:	HealthCap VI GP SA, its investment manager

By:	/s/ Dag Richter
Name:	Dag Richter
Title:	Director

By:	/s/ Fabrice Bernhard
Name:	Fabrice Bernhard
Title:	General Manager